Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Commission File No. 001-33615

Date: October 22, 2020

[The following is a transcript of a town hall event for employees of ConocoPhillips that took place on October 20, 2020.]

ESOI Employee Town Hall: Impact of Concho Acquisition

Richard Lunam

October 20, 2020

Richard Lunam:	Okay, well good morning everyone and welcome to the ESOI Employee Town Hall where we’re going to discuss the impact of the Concho acquisition. Before we get into the details of the meeting, I just wanted to let you know that we had a small number of prepared slides this morning. I will talk through those slides and then we’ll open up the meeting for questions and answers. Joining me this morning is Dominic Macklon, who will also participate in the question and answer session as well.

I do appreciate you taking the time out this morning. Hopefully, you had the chance to listen to Ryan’s Town Hall which provides some broad framework. Obviously, I’m going to now build on the framework he provided both yesterday in terms of his email to employees, the analyst presentation that took place yesterday morning and then the town hall today. So hopefully you’ll see a little more detail, as I said earlier, around what the specific impact of this transaction is as it relates to ESOI.

Of course, and as Ryan said, we have a lot of questions that we don’t have answers for at this point in time. So, you’re going to have to bear with us as we move forward through the integration and transition process and get more answers to those questions. But I’ll say this upfront and I know Dominic will probably reiterate this when he talks, one of the premises moving forward is we do want to keep people as informed as we can as we move forward. And so when we learn new things, we will, either through town halls, emails or whatever the appropriate media is, share information with you at an appropriate and timely manner.

So, with that said, let’s move on through the material. I do have a couple of slides here that as Ryan said, we are in the midst of a transaction and that transaction is subject to a lot of forward-looking statements and uncertainty. Some of which are within our control and some aren’t. So you see a safe harbor statement here around forward-looking statements and also on offers of solicitation and additional information for the merger. These will … and for your information, because we are recording this town hall for the ESOI staff and other staff around the world to have the benefit of, we are required to file this with the SEC as part of the records that are associated with this transaction. So we did want you to be aware of that. That information was shared with you by email ahead of the meeting. Then finally, the last safe harbor slide here.

So, with that let’s move on to really the one slide that I wanted to talk to which really does describe the impact of the Concho transaction on ESOI. I want to start a little bit with just reminding you around what our global exploration program is. And we’ve talked over the last 4 to 5 years about having a program that’s really focused in three or four different growth business units. They’ve been Alaska, Lower 48, Norway and Malaysia and then having growth themes around globally advantaged gas, where we got into opportunities like Morocco and Australia, the Otway basin. And then Latin American oil where we got into opportunities such as Colombia, the Neuquén basin in Argentina. And that’s essentially represented on the map. Of course, we have other infrastructure-led exploration and appraisal programs that we support around the world as well.

So that’s really the backdrop that I wanted to start with, just as a reminder as we get into the conversation here because what you’re going to hear, as Ryan said, is that although this is a very constructive transaction for ConocoPhillips, it is bittersweet in many ways. I think it’s quite a bittersweet day in particular for ESOI. And that’s really because one of the fundamental aspects of this transaction that was announced yesterday is that the strategic premise around which ESOI, and exploration in particular, has been building its plans is fundamentally changed.

The current exploration strategy, which I just gave a very quick précis of, was really premised around filling a production gap that in our prior plans or in the current plans that ConocoPhillips as standalone company has, has a production gap that occurs in the middle of the next decade. We’ve really set our stall out from an exploration perspective, and the subsurface support of that exploration program, to build a portfolio over the next couple of years that we could then prosecute and ideally fill that gap. With the Concho transaction, and as you heard Ryan talk about, the 8 billion barrels of resource that that transaction has brought in, that imperative around that long-term resource replacement is fundamentally changed.

So, as we look at the ConocoPhillips organization that will exist post this transaction, it being the transaction does have a material impact on the way we think about exploration and as a result on ESOI. You heard Ryan talk about the synergies or cost reductions that we hope to gain from putting these two powerful companies together and of those $400 million of cost reductions that ConocoPhillips is targeting, around $250 million will be delivered from exploration.

I’m going to break that down for you in some detail. Subsurface will also be impacted through this transaction very directly as a result of the support it provides to the exploration program. I’ll describe that in a little bit. But there are some broader impacts on subsurface that are less well defined at this point. And I will talk about that in a little bit of time here.

Let me step then on to talk about the exploration reductions in a bit more detail. As I said, the total cost reduction that was announced yesterday, I think in the analyst meeting on a waterfall chart showed we were targeting $250 million of cost reductions in exploration, both capital and controllable costs, which will be delivered in full by the end of 2021 so that they’re in place for budget year 2022. So we will be working these costs down from now as we step into 2021.

Those costs are broken down as follows: We’ll reduce the exploration capital budget from its current nominally premised level of $300 million. That's a number I’ve talked with you about on many occasions. We’re going to reduce that by 50% down to $150 million. With that reduction in capital activity will come a $75 million associated reduction in what I would call direct controllable costs. What do I mean by that? I mean direct G&A that’s incurred by the exploration organization of $50 million and direct G&G, primarily seismic, reductions of a further $25 million to account, as I said, for $75 million of total controllable cost reductions that exploration incurs directly.

We’re also, as a result of the reduced activity level, going to target an additional $25 million of indirect cost reductions that come into exploration from other parts of the organization. That includes subsurface. But also obviously impacts other functions that charge their time and support exploration’s activity around the world that you see on the map on the left-hand side of this slide.

So that’s how the $250 million of costs from exploration will be delivered during the period of 2021 as a consequence of this transaction.

So what do we have to do in exploration and other international to deliver these reductions? And it is quite draconian, I think. To deliver these reductions, and assuming that we close this transaction in the first quarter of 2021, the ConocoPhillips exploration programs in Houston will be closed down during 2021. That will include new ventures, Lower 48 exploration and the headquarter groups. So that is, as I said, quite a material and significant impact.

We anticipate making planned exits from our new ventures other international assets that we built up over the last couple of years in Argentina, in Colombia, in Morocco. We’re going to make those exits in a careful and considered way while preserving the value that we can and the relationships that we built over time associated with those assets. So that will take some time and obviously we need to try to, as I said, preserve value and manage the relationships as we go.

That combination of closing exploration programs and exiting these assets will impact all of our exploration staff in Houston, and that is in the range of 80 to 90 people. I would expect these positions to be eliminated starting late in the first quarter of 2021. Obviously that timing is a little uncertain. It will depend on a number of things that we have to work through in terms of the organizational structure and obviously the timing of how some of these assets get moved out of the company.

And just for completeness, that includes staff in Houston, in Bogota and the couple of people that we have in Buenos Aires. So, it’s a very material and significant impact on the exploration and other international business that is managed out of Houston.

Let me move on and talk a little bit about the global exploration programs outside of Houston. So, moving forward we will continue to prosecute what have been successful BU growth exploration and appraisal programs in Alaska, Norway, Malaysia. They are currently designated as our three growth programs. However, with the capital reduction that I mentioned earlier taking capital from $300 million to $150 million we do have to look very hard at those programs to ensure that from 2022 onwards we can prosecute those three programs and some of the other activity that we have around the world in places like Australia, Indonesia, and China, for example, and maintain a capital spend of $150 million or less. So that will require us to take a strategic view of the remaining non-Houston based exploration programs. That activity will occur as part of transition. And I’ll talk a little bit more about that in a moment.

So hopefully that gives you a picture of what’s happening to exploration from a Houston perspective, and from a more global perspective.

Let me step now and talk a little bit about the subsurface part of ESOI. So clearly as we reduce exploration, there is a component of costs from subsurface that get charged into exploration directly and particularly into the Houston exploration group as a result of the technical service work done by the subsurface organization for the Houston exploration program. So we will be targeting a reduction there. And that reduction is in the order of $10 million based on our current budget assumptions.

In addition, other functions charge their time and their cost to the global exploration program and specifically to the Houston based exploration program. So we will be looking for reductions there as well. And when I mentioned the $25 million of indirect cost reductions, that is broadly where those reductions will come from. From both subsurface and other functions that charge their time and carry out services, valuable services, for the exploration program in Houston.

So that represents one layer of reductions that we would expect to happen as a result of this transaction to the subsurface organization that’s based in the ESOI. However, I did want to also make you aware, and as Ryan kind of pointed this out in his town hall, that we are going to take this opportunity to reset and take a strategic look at both our corporate and BU functional staffing levels in Houston and in other business units around the world. Then as we take a look at that staffing level and try to work through what the right philosophy of staffing the corporate and BU functions are as we move forward into this transaction, there may be other reductions that are associated with that as well. So that’s something that is not well defined at this point and is work that is yet to do in the transition process.

So, let me step on then at this point and talk about how we’re thinking about the transition plan. You’ll have heard from Ryan earlier that we are setting up a transition integration team which from a ConocoPhillips perspective will be led by Dominic. Equally and to link into that team we’re also establishing an ESOI transition team which will be primarily made up of members of the ESOI leadership team. But it will also co-opt all the key functions that we need to make that successful. And that’s a process that will start this Thursday at a meeting of the leadership team.

What you’ll see then is a tiered approach to the integration. One at the corporate level and then one at the ESOI level. And obviously the purpose of that integration is to ensure that as we move forward and enable this transaction, that the impacts on ESOI and the corporation are clearly understood and that we’re able to communicate those to you, as I said earlier, in a clear and a timely manner.

One very key aspect of the transition work will be around ensuring that all of the people in ESOI, and that’s around 220 people, are treated with absolute equity and fairness throughout this process. You’re an incredibly talented group of people, made a very significant impact on this corporation and I think it’s important for the company going forward that your skills are recognized and that we consider every one of you appropriately as we move forward. So that will be a personal focus of mine and an important aspect of the transition team’s work as we go forward, both at the ESOI level and a corporate level.

I’m going to finish up with a couple of concluding remarks now and then we’ll move to the Q&A. I’ve just outlined some very difficult outcomes that come from this transaction for ESOI, and at this point you know everything that I know. So moving forward from here we will build out the transition plans that I just talked about and as we have more information, we’ll communicate them with you as clearly and in a timely manner as we can.

But at this point, not to sugarcoat it in any way, I do envisage that we will eliminate at least 100 positions in ESOI beginning in the first quarter of next year. And that I understand is a devastating blow to each and every one of you in an already stressful time. Please, as we absorb this individually and as an ESOI family, let’s use each other as a resource at this difficult time but also utilize the EAP resources that the company has, if and as you need them. They’re there, and they should be used this purpose.

I do recognize that while I’ve provided some detail today, we’re kind of short on specifics. But given that this transaction was only announced on Monday, hopefully you’ll understand that it’s going to take us several months to work through and build out all the details. You will have a lot of questions. And I know that some feedback from the Ryan town hall was that there were around 250 questions there. We’re probably not going to get time to answer all of your questions. But I do want to commit to you that all of your questions will be noted and that they will be passed on, along with the questions that came from Ryan’s town hall and the town hall that Lower 48 will hold later today, and they will be built into the FAQ document that is currently being developed by the communications group and other teams that are involved with that. So please, if you don’t get your question answered today, we will ensure that that gets factored into the FAQ process.

As I said at the outset, a very constructive transaction for ConocoPhillips. A difficult outcome for ESOI. I just ask all of you as we move forward here to keep your eye on the ball from an HSE perspective. We still have COVID going on around us. Let’s ensure that we stay safe individually and collectively, that we continue to comply with our HSE and other policies to ensure that we keep ourselves safe in the building and at home.

And then again, to reiterate the point that Ryan made, we have a number of months and a lot of activity to go through before this transaction does close. And until then we are two separate companies and we need to keep focused on delivering the work programs and work plans that you have in front of you and you’ve agreed with your supervisor as we move forward.

So with that, I will close the prepared remarks and we can move on to Q&A. Erin Reuber will facilitate that. I believe you have the opportunity through the chat line in Teams to ask those questions. Erin will manage that process and direct the questions on to myself or Dominic as appropriate. So Erin, I’ll turn it over to you.

Erin Reuber:	Alright, thanks, Richard. Quite a few questions coming in. A few of them you’ve already answered so we’ll move on to some of the others. A specific question here around will Houston exploration staff be allowed to compete for positions currently in exploration BUs?

Richard Lunam:	You know that is a very good question. I said earlier we’re going to do this in a fair and complete way. So I would envisage that we look not just at exploration positions in other BUs, but we take a look at, as I mentioned earlier, the skills and capabilities of all our staff and see where they can play in the organization.

You know typically when we’ve done these kinds of transactions in the past, and I want to stress this is not a decision that’s been made yet, but typically we’ve looked at a “best player plays” approach and obviously that’s one the decisions that the transition team will be addressing. I believe, fairly early on.

And obviously that needs to be looked at in the context of if we’re sending someone for example to Norway or Malaysia or Australia, that would be an expatriate situation and that would have certain costs associated with it. So, you know I don’t want to paint a rose-tinted view of this. I think we will apply the principle of fairness to this and ensure that everybody gets fairly considered but we also have to look at the costs in that situation as well.

Erin Reuber:	Alright, thanks, Richard. Kind of building on that same line of questions. Next question is given Ryan’s comments on EOI, it seems likely ESOI will be one of those groups targeted. Is there any timing for when this could happen?

Richard Lunam:	I don’t have a whole lot to add to Ryan’s comments. And incidentally EOI had been an open point and I learned with you where that conversation has been evolved to. So what Ryan said was he expected that there would be an EOI, that it would be focused in the groups that are primarily impacted and that we would expect to hear about that hopefully in the fairly near term.

I would anticipate, and I underline the word anticipate, that ESOI would be one of those groups. I would also reiterate that obviously individuals that should we do an EOI, and should they apply for it, that at the end of the day, that’s a choice that’s at the company’s discretion. But announcements around that I’m sure are forthcoming.

Erin Reuber:	Alright, thanks, Richard. A few questions I guess around phasing and timing which you’ve already indicated, you know we don’t know much about that at this time. So let’s move on to a slightly different line of questioning. Will some sort of centralized Houston governance remain for exploration? Or will this be delivered by the BUs?

Richard Lunam:	Good question. And not fully landed yet. Again, that will be part of the transition process and discussion. I think it will look very different from the way it looks today honestly.

But I think what we’re trying to do there is a balance and say okay, do we want to make the BUs fully autonomous from an exploration perspective, and that has some merits. But then equally it’s going to be really important for ConocoPhillips that we deliver consistently on that $150 million of exploration capital. We can’t trip-up on that. So some level of oversight in the sense that it provides the ELT with the necessary level of assurance that we’re meeting the $150 million capital level and that we’re meeting it with opportunities that meet the required standards may be something that we consider.

So not landed. Two alternatives being considered at the moment.

Erin Reuber:	Alright, thanks, Richard. The next question is around the Canadian assets. So it seems Canada/Montney is not mentioned. Is there any change in that effort given the recent acquisition?

Richard Lunam:	You're absolutely right. It’s not mentioned on the slide and maybe it should have been on there as an appraisal program. It’s one of those programs that both with some the Lower 48 exploration spend in the business units and with Montney we call North American production. These are exploration wells that are designated by SEC definition, but most of those wells tend to be brought on as producing wells so we tend to think about that as a different bucket of capital outside of the $300 million, to be $150 million. So it is excluded from our thinking around this reduction from that perspective.

As a separate conversation, Brandi Sellepack right now is leading a strategy team that is looking at the right way to prosecute the Montney in light of the Kelt acquisition. So that’s a piece of work that I think they’re hoping to complete around the end of the year and then they can start factoring into their business plans in 2021.

So it is categorically not included in the $150 million of capital reduction that I mentioned earlier. But there is a separate effort going on to understand how we best prosecute the Montney program in light of the acreage that we just acquired.

Erin Reuber:	Okay. Next question then is, do the planned subsurface reductions due to lower exploration activity take into account the significantly increased footprint and subsurface uncertainty that still needs to be worked in the Permian?

Richard Lunam:	So to be clear, the associated reduction that I talked about, and I think I mentioned a $10 million number, is taken from a recent aggregate amount of spending or support that comes for subsurface into the Houston-based growth exploration program. So, it doesn’t really. It is as we go back over a three-year period, we say how much subsurface support has there been around the Houston driven growth programs? And that would be places like Colombia and Argentina, some of the One Team efforts that have gone on. Morocco and things like that. So that really does not include the support for the Permian which is really is part of the rest of subsurface and will be the subject of the discussion that I mentioned earlier as we step back in light of this transaction and ask what is the right model for all of the corporate functions, not just subsurface to support ConocoPhillips going forward in light of this transaction and in a world that is still pretty difficult from a price perspective, and needs us to stay quite focused on costs.

Erin Reuber:	Okay and I guess that’s a good time for a follow-up question on the subsurface strategy. This question is how will it impact the new subsurface strategy that we’ve been planning?

Richard Lunam:	Yeah, that is also a very pertinent question. I think about that in two ways. First of all, as it happens, we’re just ready to really roll out the subsurface strategy. And I think the big change in the strategy was to really think about Subsurface’s focus as programs, and the programs that we’d really highlighted were the ones that stand out in our long-range plan as being the most impactful. And we described them as a base, unconventional assets namely Bakken and Eagle Ford because they’re really a plateau of production throughout the plan period.

We also talked about unconventional growth which was Permian and Montney, and that’s really been doubled down on in this transaction. And then the third major program was the global water floods. Think of north slope of Alaska, think of Ekofisk, think of Bohai Bay and how do we integrate those together. And then we also had programs that were associated with big capital projects in Alaska, i.e. Willow, and some leveraging services to APME.

So broadly those five programs were how we were thinking about the subsurface strategy. I think in light of the transaction we have to go back and look at those programs and see if they make sense. Draw your own conclusions on that. We haven’t done that work. But certainly it would seem to double down.

So, I think we’ve put ourselves, through the strategy work, in a really strong place to have the conversation about how subsurface can be impactful. I think from a subsurface strategy perspective in one way we’re in good shape to have the conversation. And the second aspect is really, okay, in the new world after this transaction, are the premises that we built the strategy around still valid? I think we’ve got to go back and test the strategy against the premises that we built out. And that work clearly has not been done yet.

But I think we’re in a strong position with all the thinking and groundwork that’s been done by the subsurface leaders at several levels, and also the way that they’ve integrated that with the business units. So, I think we need to iterate back around that and make sure the transition teams understand how we’re thinking about it. And then they can build it into their thinking.

Erin Reuber:	Alright, thanks, Richard. There’s a compilation of questions that are coming in specifically from, it looks like, the geosciences portion of subsurface. And they’re asking about how we’re going to handle the vacant position with Stephanie moving to Alaska.

Richard Lunam:	Yes, that’s a very good question as well. It’s unbelievable timing with Stephanie stepping out of her role literally the day that this was announced. That was just purely one of those things. We did have a process ongoing to backfill Stephanie. In fact I spent quite a bit of last week going through the selection process.

But with the transaction in mind and the fact that Brett Fossum has been asked to step in as the interim leader, we’re going to keep Brett in the interim role throughout the transition. I think that makes sense. It doesn’t make sense to bring a new leader in with obviously the uncertainty we have and I think Brett is also an excellent individual to have in the role at this time because he has a long historic knowledge of what the geoscience organization does. He knows the people very well. So I think he can be a really good add to our ESOI transition team as we more forward here. So that’s the plan for that role.

Erin Reuber:	Okay, thanks, Richard. There’s a couple of questions that are coming in regarding Concho actually. So will there be a combination with technical functions and staff from Concho into ESOI? Or a descendant organization? And then another one which is, do you know of any duplicate technical expertise between the two companies?

Richard Lunam:	So I’m going to have to admit, I’ve got a very rudimentary understanding of Concho’s organization. I do know that their subsurface organization over there, their VP is Chris Spies. He’s a ConocoPhillips alum. So Chris is a very capable fellow. But maybe Dominic this is one I’d kind of pass to you because I believe you’ve probably had a little more time to look under the hood there and think about this a little.

Dominic Macklon:	So thank you Richard. And just good morning everybody or if you’re around the world, good afternoon or good evening. I just want to begin by saying you know certainly I recognize that this is very tough news for our ESOI team and presents a lot of uncertainty. Absolutely recognize that. And we will do our very best to keep you very regularly informed and of course throughout this as Richard has said our Spirit Values will be absolutely at the heart of the process we’ll go through.

I also want to say this does not reflect in any way as a criticism on the extremely high quality of work our global new ventures team has been doing in creating the opportunities that we have all around the world. It’s not a criticism of that. It’s just in the face of the opportunities that exist today and the one that Concho represented for the company, it’s just very tough for these opportunities to compete and we have to make some tough choices.

But coming back to the question and we might sound a little bit like a broken record on this today but we really have quite a bit of work to do around these integration transition issues to know the strengths and the secret sauce if you’d like of ConocoPhillips and the strengths and the secret sauce of Concho and how do we best combine those.

I mean what we know is that they are a very successful company and a very successful operator in the Permian and there’s no question that they will bring tremendous value in the Permian and actually across the unconventionals. But equally, we have tremendous technology and expertise as well particularly in Eagle Ford and the Bakken and in the Permian. So it will just be a question of working through to optimize capabilities.

And that’s one of the great things about this combination. These are two very, very strong companies coming together. Strong financially. Strong asset wise and strong people wise. So it’s a combination of two quality companies.

Erin Reuber:	Alright. Thanks, Dominic. Some of the other questions that are coming in are surrounding the remaining $150 million. So, there’s a question about where that remaining $150 million is coming in from and is it mainly the Lower 48 BU?

Richard Lunam:	Just to clarify the remaining $150 million of cost reductions?

Erin Reuber:	My interpretation Richard is it’s from Ryan’s town hall where he mentioned that portion from the $400 million.

Richard Lunam:	So it’s $400 million, $250 million from exploration and $150 million from other places. Yeah, so no, I mean I think there will clearly be reductions associated in Lower 48 as we put two very powerful Permian organizations together. And then looking at the corporate functions within ConocoPhillips, so that’s all the central functions here. The technical functions such as GOWP, ESOI, CTO but also some of the other support functions as well. That is going to come from all of the above really from that perspective.

Erin Reuber:	Okay. Let’s see we have a few more questions around the elimination of positions. So this one states will the company be eliminating positions in Lower 48 Exploration Great Plains as well? And also, what about the current work that the Exploration Great Plains refresh in the Permian? Is that effort going to be eliminated also?

Richard Lunam:	So in answer to the first question, yes, I would anticipate that those positions would be eliminated. The question then becomes timing and how do we transition that work that is important into the new entity that will run the Permian. So that is absolutely something that we will be looking at within the transition process. And while those positions in the GPBU Lower 48 exploration team that sits within ESOI may be eliminated, that does not mean that the individuals in those teams who have some really deep knowledge of the Permian basin at a local and at a regional level would not be considered and competitive for positions that exist in the Lower 48 to do that kind of work. But we have not worked through that entire process yet.

Erin Reuber:	Alright. A follow-up question to that I guess, which I think you just answered. Would COP request employees to apply for eligible roles within the company?

Richard Lunam:	Again, I don’t think we’ve gone through the full in-depth process of determining how we would make people eligible for positions. In the past, we’ve tried to manage that process through some combination of the businesses and the TMTs, but we’ve not determined for this transaction how that process is going to work. And that began having seen an early list of kind of brainstorming issues that the integration teams are thinking about, that’s certainly one of them.

Erin Reuber:	Along that same line then, will the current company policy regarding severance packages and expressions of interest remain in force?

Richard Lunam:	And I’ll ask Dominic to back me up on this one here. But I believe that the indication is that the current company severance policy will be in place. And we talked about EOIs earlier. I don’t think there is really a policy specifically around EOI. It’s something we look at on a situational basis where there is a rationale that makes sense for us to play out EOI. So that’s less of a policy issue, more of a response to a specific need or situation. But Dominic, I don't know if you have anything to add to that?

Dominic Macklon:	Thanks, Richard. Yeah, another great question. All I would say is I don’t expect any change to our severance program. And as Richard said, the EOI, we do from time to time, it’s not a set policy, but as Ryan said this morning, we expect that that would be available in certain areas impacted and ESOI would be one of those. So those would be our expectations but really we’ve still got to work through some of the formal detail on this. That would be my expectation.

Erin Reuber:	Alright. Thank you, Dominic. Thank you, Richard. Let’s see, this question just came in I guess it’s about the structuring of how exploration will be moving forward. It says will COP no longer conduct exploration? Or will exploration be conducted from within the BUs now instead of a separate entity?

Richard Lunam:	I think we talked a little bit about that earlier. You know what is clear is there will not be a Houston-oriented exploration program. And how we govern exploration, you know exploration has many nuances to it. There is the technical work of exploration, of identifying opportunity, building well plans and drilling wells and appraising and all those kinds of things. And then there’s the financial management of exploration which from a reporting perspective we have to report exploration capital, exploration expense, exploration leasehold very carefully and particularly. So there will remain a need to provide some level of management around exploration. And as I mentioned earlier, whether that becomes a more autonomous process where the business units are accountable just for their own programs or we choose to have some significantly reduced level of oversight is one of the things that we’ll work through in the transition process.

Erin Reuber:	Okay. We’ll switch gears a little bit to some more subsurface based questions here. Do you see us still needing to keep internal full spectrum seismic acquisition processing and R&D functionality in subsurface after the merge?

Richard Lunam:	You know first thing I’d say is that CSI and all the associated aspects of it in acquisition processing have been an incredibly enabling aspect of both our exploration and some of our development programs. I mean we’ve deployed CSI in the development sphere as well as exploration. But as I mentioned earlier, we’re going to take this opportunity to step back and look at all of the kinds of the work we do as part of the corporate function, specifically in ESOI, and how we think about the work that the seismic imaging group does and that particular capability in light of where we’re moving forward as a company will be one of the questions that we have to ask.

You know I’ve got a strong background personally in seismic data acquisition and processing and that’s something that I have a lot of personal interest in, so I’ll be interested to see how we think about that going forward. But there’s been no decision made on it.

And it’s something that we’re going to look at objectively with a lot of our other capabilities. And what do I mean by that? Well, what do we think about geo mechanics, petrophysics, reservoir engineering tools, our capacity to build geo models? All of these different elements that make up ESOI today are things that we do need to think about and consider going forward. And that would be part of the transition team’s remits as we set them up and build them out.

Erin Reuber:	Thanks, Richard. So I guess the next question then kind of around that same subsurface mantra here is with our already promised cuts, how will we ensure we have staffed the future subsurface needs according to our new company remit focused on carbon capture use and storage and hydrogen? We haven't developed the program yet, but it will require reservoir characterization, containment, monitoring, fluid rock interaction, microbiology, etc. to support these focus areas.

Richard Lunam:	That’s a good build on some of the other questions for sure. I think one of the notable things, and it’s most unfortunate I think that it got a bit diluted with the Concho transaction, but the announcements that we made this week around our new climate risk framework, the way we’re thinking about that and I was really proud to see the kind of restatement of our 2030 goals to reduce our emissions levels down by around 35 to 45% by 2030 and then move towards neutrality for scope 1 and scope 2 emissions by a decade or so later. So I think we’re making some really bold, leading statements in that space to become a Paris-aligned E&P company, the first that’s done that.

And one of the things that we need to be able to do as a company to drive beyond those initial tranches of reductions to get to that state that we want to be at in the late 2040s is to bring in, we believe, some alternative opportunities. And we’re just starting to think about that. My understanding is a team is going to be established to start thinking that through. But I think this is great moment to maybe hand over to Dominic who has been along with Nick I think have been very much shepherding that new strategy and some of the thinking behind it.

Dominic Macklon:	Thank you, Richard. You’ve actually covered it very well. I mean I think it’s extremely important. Thank you for the question for pointing out that we have simultaneously with this transaction announcement announced our new climate risk strategy and significantly that it’s a strategy that makes us a Paris-aligned E&P company.

And by that we mean our emissions intensity reduction as Richard said with scope 1 and 2 emissions we have increased our target. We already had a target of 5 to 15% reduction. We’ve increased that to 35 to 45% by 2030. So a material change. And then an ambition that in the 2045 to 2055 range we actually achieve net 0 on our scope 1 and 2 emissions.

And as Richard said, that will require that we come up with some additional solutions. Whether they be further reduction in our emissions intensity but also the possibility of carbon capture and sequestrations. It’s very expensive at the moment. But how could technology help improve that? And indeed, offsets as well. So we will be looking at building on the work we’ve done to develop a better understanding of the technologies and the opportunities in the areas of carbon capture, carbon offsets, also the hydrogen economy is something that we’re interested in in terms of it being proximal to our capabilities as a company. We’ll be looking at all these things.

And the other thing we’ll be also advancing is our understanding of the use of low carbon power. So renewables in the context of providing power for our core oil and gas operations. There may be some opportunities where that could help reduce our intensity.

So those are some of the areas that we’re going to be focused on. We’re are going to be establishing a small dedicated team to help advance those. And certainly the subsurface side of sequestration is something that we’re going to want to have understanding and capability around. I think it would be fair to say that we’ll be very focused and it won’t be a large effort at this stage. But it will be a focused effort to understand.

So these are some areas that we are looking into to develop as part of our overall Paris-aligned climate risk strategy. There’s going to be one or two opportunities there perhaps, yeah.

Richard Lunam:	So maybe just to build on that. We’ll make a commitment here that as we build out our transition team and the people aspects of that, that having a clear understanding of what the opportunities are there will be a key part of that. So thank you for bringing that forward.

Erin Reuber:	Let’s see. There are two questions in here that I think you’ll probably want to answer together because they're kind of very similar. Dominic, I think I’ll point these at you. So it’s at the strategic level does this mean COP will be pivoting to a shale-based company managing the conventional asset-based decline to fund future North America shale plays? And then the second question there is among the diversity of the portfolio and what this means with this large Lower 48 resource add?

Dominic Macklon:	Thank you, Erin, and another great question and more certainly the proportion of our portfolio will be unconventional when this deal closes. It will be higher, obviously. In fact I think in investor slides that you can see, I think we’ll be something like 57% of our resource will be in the Lower 48 and then you’ve got Montney on top of that.

So we are becoming more unconventional in terms of resource service. But our international conventional, LNG and oil sands resources still make up a very significant part of the portfolio. The diversity of our portfolio is still something that we think is extremely valuable. So we’re still a very much global and diverse company even though somewhat more weighted towards unconventionals.

Erin Reuber:	Alright, thank you, Dominic. Let’s see the next question that came in is around Lower 48. It says with Tim Leach slated to run Lower 48, does that mean all Lower 48 projects and programs will be done the Concho way?

Dominic Macklon:	Well I think another great question and I think that Ryan kind of addressed this question this morning as well. And let’s be clear. This is an acquisition of Concho by ConocoPhillips. So that’s the first thing to keep in mind. And having said that, we know, we have great respect for Concho’s operational excellence in the Permian. And so we’ll be working to get the best of both. These are things that we’ll work through the transition and through the integration effort. But our goal will be to get the best of both companies.

Erin Reuber:	Alright, thank you, Dominic. So, Dominic, Richard, we have reached our limit on the questions at this point in time. Most of the questions that have come in now are kind of recapturing things that you’ve already answered. So do you have any final closing remarks that you would like to say to the groups?

Richard Lunam:	Dominic, anything you’d like to add?

Dominic Macklon:	Thank you, Richard. I’d just again want to express my thanks to you all and just acknowledge the uncertainty and disappointment that you will be feeling right now. You know it is disappointing in a sense that particularly these new ventures opportunities that you have so carefully crafted and brought and have made available to the company and the excellent work you have done to do that, but again, I would just reiterate this is in no way a criticism of the quality of that work and the value of that work. It’s just that we have to make some tough choices given the opportunities that exist today in this new era of resource abundance.

I’d say you know you need to stay very focused. This deal hasn’t closed yet. We anticipate that in the first quarter next year. And until then we need to stay very focused on what we’re doing and particularly we need to stay focused on safety as always. That’s always the most important thing. So thank you again. Thank you for your time today. I’ll just reiterate we will be very committed to keeping you informed regularly throughout this process and look forward to doing that. So thanks again. Richard.

Richard Lunam:	Yeah, thanks. I’ll just reiterate all the things Dominic just said but perhaps finish on this note. This is a difficult time. So we’re all going through this individually and collectively. So please look after each other. I think there’s going to be good days and bad days for us all moving forward here as we work through this. So let’s apply the principles of culture and inclusion that we’ve built up as an organization over the last five years. Let’s fall back on those and really make sure that we work through this together and that we look after each other. So with that, thank you for your attention today and we will maintain a strong level of communication as we move forward. Thank you.

END

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; ConocoPhillips’ ability to collect payments when due under ConocoPhillips’ settlement agreement with PDVSA; ConocoPhillips’ ability to collect payments from the government of Venezuela as ordered by the ICSID; ConocoPhillips’ ability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy Inc. at prices ConocoPhillips deems acceptable, or at all; ConocoPhillips’ ability to complete ConocoPhillips’ other announced dispositions or acquisitions on the timeline currently anticipated, if at all; the possibility that regulatory approvals for ConocoPhillips’ other announced dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of such announced dispositions, acquisitions or ConocoPhillips’ remaining business; business disruptions during or following ConocoPhillips’ other announced dispositions or acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from such dispositions in the manner and timeframe ConocoPhillips currently anticipates, if at all; potential liability for remedial actions under existing or future environmental regulations and adverse results in litigation matters, including the potential for litigation related to the proposed transaction; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; general domestic and international economic and political conditions; changes in fiscal regime or tax, environmental and other laws applicable to the combined company’s business; disruptions resulting from extraordinary weather events, civil unrest, war, terrorism or a cyber attack; ConocoPhillips’ ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.